Exhibit 99.1

Titan America Announces Record Full-Year 2024 Results

- Reports Record Full-Year Revenue, Net Income, and EPS -

- Successfully Completed Initial Public Offering in February 2025 -

- Announces 2025 Guidance -

Norfolk, Virgina, March 26, 2025 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its fourth-quarter and full-year 2024 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, shall be referred to herein as “Titan America.”

Full-Year 2024 Highlights

•	Revenue of $1,634.4 million, up 2.7% from 2023

•	Net Income of $166.1 million, up 7.0% from 2023

•	Earnings per share of $0.95, up from $0.89 in 2023

•	Adjusted EBITDA[1] of $370.4 million, up 12.8% from 2023

Fourth-Quarter 2024 Highlights

•	Revenue of $389.8 million, compared to $399.1 million in Q4 2023

•	Net Income of $36.5 million, compared to $45.4 million in Q4 2023

•	Earnings per share of $0.21, compared to $0.26 in Q4 2023

•	Adjusted EBITDA of $83.5 million, compared to $87.2 million from 2023

“In our first earnings announcement as a public company, we are pleased to report strong full-year financial results, while continuing to invest in Titan America’s future growth,” said Bill Zarkalis, President & CEO of Titan America. “Our uniquely vertically integrated business model, comprehensive logistics network, and strategic positioning led to record full-year 2024 results, with our sales volumes outperforming the broader market. We’re confident about the long-term secular trends in our markets, including infrastructure modernization, resilient urbanization, and manufacturing reshoring along the Eastern Seaboard of the United States. Looking ahead, we are poised for another solid year of growth and enhanced profitability in 2025.”

Revenue by Reportable Segment

	Year ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Florida reportable segment	$997,575	$969,932	$27,643	2.8%
Mid-Atlantic reportable segment	634,946	619,683	15,263	2.5%
Other*	1,872	1,986	(114)	(5.7)%

Consolidated Revenue	$1,634,393	$1,591,601	$42,792	2.7%

*	Other includes equipment, related services and miscellaneous revenue

Full-Year 2024 Results

Revenues for 2024 were $1.63 billion, an increase of 2.7% compared to $1.59 billion in 2023, primarily due to increases in product pricing supported by sales volume growth in downstream product lines.

[1]

As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA margin, net debt and free cash flow are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these Non-IFRS measures and why we believe they are useful.

Adjusted EBITDA outpaced revenue growth totalling $370.4 million, an increase of 12.8% compared to $328.4 million in 2023. Operational excellence along with material, energy, and fuel cost reductions helped offset inflationary pressure on other key cost inputs, such as labor, repairs, and maintenance. Adjusted EBITDA Margin in 2024 improved 210 bps to 22.7% compared to 20.6% in 2023.

Net income was $166.1 million for 2024, an increase of 7.0% compared to $155.2 million in 2023.

Fourth-Quarter 2024 Results

Fourth-quarter 2024 revenues were $389.8 million compared to $399.1 million in the prior year quarter, primarily due to extreme weather events along the East Coast, which created severe disruptions in our key markets.

Adjusted EBITDA for the quarter was $83.5 million compared to $87.2 million in the prior year quarter, reflecting the impact of lower revenue. Adjusted EBITDA Margin in the fourth quarter of 2024 was 21.4%, supported by strong pricing power, compared to 21.9% in the same period of 2023.

Net income was $36.5 million for the fourth quarter compared to net income of $45.4 million in the prior year quarter, reflecting lower operating income.

Full-Year 2024 Results by Reporting Segment

The Florida segment generated $997.6 million in revenue, reflecting a 2.8% increase from $969.9 million in 2023. Growth was driven by increased demand across aggregates, ready-mix concrete, concrete block, and fly ash product lines. Segment adjusted EBITDA increased 12.9% to $249.7 million from $221.2 million in the prior year.

Florida’s attractive market fundamentals include ongoing population growth, business migration, and infrastructure investment, which all continue to drive construction demand. These factors enable the Florida segment to maintain pricing power while capturing select volume growth opportunities. Importantly, Titan America is participating in five major “Moving Florida Forward” infrastructure projects scheduled for 2025, including the Golden Glades Interchange, SW 10th St Connector, Orlando and Jacksonville airport expansions, and the A-2 Reservoir.

The Mid-Atlantic segment, generated $634.9 million in revenue, reflecting a 2.5% increase from $619.7 million in 2023. Growth was driven by the ready-mix concrete and fly ash product lines, partially offset by slight declines in cement and aggregates. Segment adjusted EBITDA increased 14.0% to $134.8 million from $118.3 million in 2023.

Primarily serving Virginia, the Carolinas, and metro New York area, the Mid-Atlantic segment also benefits from above average population growth and a resilient construction market that includes infrastructure development, coastal resiliency projects, the Virginia Data Center Alley (the largest data center market in the world), as well as investments across North Carolina, from the Charlotte metro area to the Research Triangle. Titan America is participating in major projects such as the Winston-Salem Beltway I-74 and Raleigh I-40 expansion, the Newark International Airport expansion, and an off-shore wind farm in Virginia Beach.

Fourth-Quarter 2024 Results by Reporting Segment

The Florida segment generated $235.2 million in revenue in the fourth quarter compared to $240.6 million in the prior year quarter, mainly driven by adverse weather conditions. Segment adjusted EBITDA for the quarter was $52.7 million, compared to $61.5 million in the prior year quarter, driven primarily by lower revenue.

The Mid-Atlantic segment generated $153.9 million in revenue in the fourth quarter, compared to $158.1 million in the prior year quarter. The decrease in revenue was primarily related to adverse weather conditions and timing of project completions. Operational efficiencies and a year over year benefit in annually assessed restoration liabilities resulted in segment adjusted EBITDA increasing 17.2% to $34.3 million, compared to $29.2 million in the prior year quarter.

Cash flow and Capital Resources

For the year ended December 31, 2024, cash flow provided by operations was $248.0 million and capital expenditures were $137.3 million, resulting in free cash flow of $110.8 million.

As of December 31, 2024, Titan America had $12.1 million in cash and cash equivalents and $460.2 million of gross debt. Net debt was $448.1 million, representing a ratio of 1.2x trailing twelve-month Adjusted EBITDA.

2025 Outlook

Regarding Titan America’s outlook, Titan America President & CEO Bill Zarkalis stated, “Looking ahead, we remain focused on executing our strategic initiatives to deliver top line growth, margin expansion, and strong return on average capital employed. We expect market demand for construction materials and the pricing environment to remain positive, and in conjunction with our operating efficiency efforts, to drive improvements in margins. While we operate in a dynamic market environment, our vertically integrated business model and comprehensive logistics network give us flexibility to quickly adapt to evolving market conditions. With this backdrop, we are announcing our outlook for 2025 revenue growth to be in the mid-single digit percent range, with expected modest improvement in EBITDA margins in 2025 as compared to 2024.”

Sustainability

Sustainability is deeply embedded in all aspects of Titan America. We continue to make significant progress in reducing our environmental footprint, with our net CO2 emissions per ton of cementitious materials declining to 582 kg in 2024 from 718 kg in 2019, a reduction of nearly 19%.

Titan America’s investments in alternative fuels, lower-carbon cement technologies, and operational efficiencies continue to drive both environmental improvement and business performance. Furthermore, our cement plants are among the top five most efficient in the U.S. cement industry. We have maintained EPA Energy Star certification for 17 consecutive years at our Roanoke Plant and 16 years at our Pennsuco plant.

Conference Call

Titan America will host a conference call at 8:00 a.m. ET on March 26, 2025. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https://www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days.

About Titan America SA

Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. The company’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the proposed offering. In some cases, you can identify forward-looking statements by terminology such as “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it. This press release has been prepared in English and translated into French. In the case of discrepancies between the two versions, the English version will prevail.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, free cash flow and net debt. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and current and non-current lease liabilities less cash and cash equivalents. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

Investor Relations

ir@titanamerica.com

757-901-4152

Consolidated Statements of Income (Unaudited)

(all amounts in thousands of US$ except for earnings per share)	Year Ended December 31
	2024	2023
Revenue	$1,634,393	$1,591,601
Cost of goods sold	(1,217,738)	(1,228,112)

Gross profit	416,655	363,489

Selling expense	(33,623)	(31,009)
General and administrative expense	(128,930)	(99,909)
Net impairment losses on financial assets	(398)	(1,224)
Fair value loss on sale of accounts receivable, net	(4,620)	(6,113)
Other operating income/(loss), net	2,304	402

Operating income	251,388	225,636

Finance cost, net	(26,175)	(22,244)
Foreign exchange gain/(loss), net	20,846	(11,981)
Derivative financial instrument (loss)/gain, net	(22,441)	10,967

Income before income taxes	223,618	202,378

Income tax expense	(57,544)	(47,134)

Net income	$166,074	$155,244

Earnings per share of common stock:
Basic earnings per share	$0.95	$0.89
Diluted earnings per share	$0.95	$0.89
Weighted average number of common stock - basic and diluted	175,362,465	175,362,465

Consolidated Balance Sheet (Unaudited)

(all amounts in thousands of US$)	Year Ended December 31
	2024	2023
Current assets:
Cash and cash equivalents	$12,124	$22,036
Derivative financial instruments	709	5,315
Derivative credit support payments	619	11,470
Trade receivables, net	48,119	55,873
Other receivables, net	57,937	65,121
Inventories	227,638	189,989
Prepaid expenses and other current assets	14,308	16,194
Income taxes receivable	22,802	6,901

Total current assets	384,256	372,899

Noncurrent assets:
Derivative financial instruments	—	2,071
Derivative credit support payments	3,770	—
Property, plant, equipment and mineral deposits, net	851,733	801,031
Right-of-use assets	64,688	61,441
Other assets	10,076	6,586
Intangible assets, net	30,167	33,213
Goodwill	221,562	221,562

Total noncurrent assets	1,181,996	1,125,904

Total assets	$1,566,252	$1,498,803

Consolidated Balance Sheet (Cont.) (Unaudited)

(all amounts in thousands of US$)	Year Ended December 31
	2024	2023
Current liabilities:
Accounts payable	$139,831	$151,229
Related party payables	8,727	11,467
Accrued expenses	24,879	20,757
Derivative financial instruments	1,014	10,512
Derivative credit support receipts	304	5,061
Provisions	10,081	10,452
Contract liabilities	6,344	1,090
Income taxes payable	1,872	1,999
Short-term borrowings, including accrued interest	33,608	267,670
Lease liabilities	12,386	11,737

Total current liabilities	239,046	491,974

Noncurrent liabilities:
Long-term borrowings	358,222	76,262
Lease liabilities	55,967	53,744
Retirement benefit obligations	5,117	4,310
Derivative financial instruments	8,418	—
Derivative credit support receipts	—	2,081
Provisions	50,926	55,302
Contract liabilities	—	868
Other noncurrent liabilities	330	114
Deferred income tax liability	98,212	94,377

Total noncurrent liabilities	577,192	287,058

Total liabilities	816,238	779,032

Stockholder’s equity:
Common stock	1,753,625	25,219
Share premium	852,282	168,791
Capital reserves	4,039	4,039
Retained earnings	597,296	518,621
Common control reserve	(2,460,630)	—
Accumulated other comprehensive income	3,402	3,101

Total stockholder’s equity	750,014	719,771

Total liabilities and stockholder’s equity	$1,566,252	$1,498,803

Consolidated Statements of Cash Flows (Unaudited)

(all amounts in thousands of US$)	Year Ended December 31
	2024	2023
Cash flows from operating activities
Income before income taxes	$223,618	$202,378
Adjustments for:
Depreciation, depletion and amortization	99,941	91,079
Finance cost	27,643	23,194
Finance income	(1,468)	(950)
Foreign exchange (gain)/loss, net	(20,846)	11,981
Derivative financial instrument loss/(gain), net	22,441	(10,967)
Changes in net operating assets and liabilities	(43,516)	(42,326)
Other	8,166	5,853

Cash generated from operations before income taxes	315,979	280,242
Income taxes, net	(67,942)	(53,117)

Net cash provided by operating activities	248,037	227,125

Cash flows from investing activities
Investments in property, plant and equipment	(135,421)	(117,144)
Investments in intangible assets	(1,591)	(1,600)
Interest received	1,468	950
Proceeds from the sale of assets, net of disposition costs	(259)	141

Net cash used in investing activities	(135,803)	(117,653)

Consolidated Statements of Cash Flows (Cont.) (Unaudited)

(all amounts in thousands of US$)	Year Ended December 31
	2024	2023
Cash flows from financing activities
Repayment of affiliated party borrowings	(39,701)	(37,838)
Borrowings from affiliated party	85,218	45,537
Offering costs associated with borrowings	(682)	—
Borrowings from third party line of credit	60,000	35,000
Repayment of third party line of credit	(35,000)	(105,000)
Lease payments	(9,486)	(12,151)
Return of capital	(51,591)	—
Dividends paid	(85,069)	(33,786)
Capital increase expenses	(155)	—
Contribution from related party	200	—
Related party recharge for stock-based compensation	(2,830)	(429)
Settlement of derivative financial instrument (payments)/receipts	(16,783)	3,272
Derivative credit support receipts/(payments)	243	11,399
Interest paid	(25,383)	(23,783)
IPO Costs	(2,307)	—

Net cash used in financing activities	(123,326)	(117,779)

Net (decrease)/increase in cash and cash equivalents	(11,092)	(8,307)

Cash and cash equivalents at:
Beginning of period	22,036	29,841
Effects of exchange rate changes	1,180	502

End of period	$12,124	$22,036

Changes in net operating assets and liabilities
Inventories	$(37,649)	$(9,185)
Trade receivables, net	7,136	(604)
Other receivables, net	7,419	(3,637)
Prepaid expenses and other current assets	1,886	(998)
Other assets	(534)	101
Accounts payable	(16,080)	(29,532)
Accrued expenses	3,959	(4,372)
Provisions	(4,934)	3,822
Other liabilities	214	(672)
Retirement benefit obligations	(39)	210
Operating related party activity	(4,894)	2,541

Changes in net operating assets and liabilities	$(43,516)	$(42,326)

Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to

Non-IFRS Adjusted EBITDA Margin

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
($ in thousands)
Net income	$36,528	$45,444	$166,074	$155,244
Finance cost, net	7,340	3,088	26,175	22,244
Income tax expense	13,645	8,707	57,544	47,134
Depreciation, depletion and amortization	30,917	27,281	99,941	91,079
Loss on disposal of fixed assets	957	3,116	2,411	3,852
Asset impairment (recovery)/loss	—	(609)	—	(609)
Foreign exchange loss/(gain), net	(28,313)	13,951	(20,846)	11,981
Derivative financial instrument (gain)/loss, net	20,959	(15,122)	22,441	(10,967)
Fair value loss on sale of accounts receivable, net	570	1,176	4,620	6,113
Share-based compensation	966	809	3,841	3,173
IPO transaction costs	2,304	—	11,816	—
Other	(2,351)	(604)	(3,617)	(871)

Adjusted EBITDA	$83,522	87,237	370,400	328,373

Revenue	389,815	399,137	1,634,393	1,591,601
Net Income Margin(1)	9.4%	11.4%	10.2%	9.8%
Adjusted EBITDA Margin(2)	21.4%	21.9%	22.7%	20.6%

(1)	Net Income Margin is calculated as net income divided by revenues.
(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenues.

Reconciliation of Free Cash Flow

	Year Ended December 31
	2024	2023
($ in thousands)
Net cash provided by operating activities	$248,037	$227,125
Adjusted by:
Investments in property, plant and equipment	(135,421)	(117,144)
Investments in identifiable intangible assets	(1,591)	(1,600)
Proceeds from the sale of assets, net of disposition costs	(259)	141

Net Capital Expenditures	(137,271)	(118,603)

Free Cash Flow	$110,766	$108,522

Reconciliation of Net Debt

	Year Ended December 31
	2024	2023
($ in thousands)
Short-term borrowings, including accrued interest	$33,608	$267,670
Long-term borrowings	358,222	76,262
Short-term lease liabilities	12,386	11,737
Long-term lease liabilities	55,967	53,744
Less:
Cash and cash equivalents	(12,124)	(22,036)

Net Debt	$448,059	$387,377

Net Debt to Adjusted EBITDA

	Year Ended December 31
	2024	2023
($ in thousands)
IFRS:
Short-term borrowings, including accrued interest	$33,608	$267,670
Long-term borrowings	358,222	76,262
Short-term lease liabilities	12,386	11,737
Long-term lease liabilities	55,967	53,744

Total Debt	$460,183	$409,413
Net Income	166,074	155,244
Ratio of Total Debt to Net Income	2.8x	2.6x
Non-IFRS:
Net Debt	$448,059	$387,377
Adjusted EBITDA	$370,400	$328,373
Ratio of Net Debt to Adjusted EBITDA	1.2x	1.2x